Exhibit 99.1

VANCOUVER, British Columbia, Feb. 15, 2022 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, today announced a non-binding partnership agreement with Faction Technology, Inc. (“Faction”) to demonstrate a pilot deployment of Faction’s driverless and remote vehicle operation technology on the SOLO EV Platform.

Powered by the patent pending DriveLink™ Platform, Faction is focused on autonomous driving AI that is supported by teleoperation. The AI is task-designed with specific patterning to know when a vehicle needs help from the operator.

Faction plans to utilize the SOLO EVs to test their autonomous driving technology as it relates to micro-logistics and ride-on-demand. A test pilot program is currently underway with customers in both the food delivery and vehicle on demand verticals in which the light electric vehicle is right sized for delivery and shared mobility.

Post-Covid, food delivery and shared ride services remain in high demand in the United States; however, the nation continues to face driver and chip shortages, which is forcing businesses in these industries to increase costs. Faction’s technology embedded in the already competitive price point of the SOLO EV, will allow consumers to pay a lower cost for these services per mile.

Under the memorandum of understanding, ElectraMeccanica and Faction will work on a best-efforts basis to expand the partnership toward the pilot deployment of a driverless demonstration fleet of up to 24 SOLO EVs over the next 12 months. To-date, 3 SOLO EVs have been delivered to Faction.

“Faction was one of our first customers to receive a SOLO EV for its development fleet, and this partnership represents the next step in our ongoing collaboration,” said Kevin Pavlov, CEO of ElectraMeccanica. “We believe Faction’s technology is essential in the evolution towards full autonomous driving, enabling vehicles to deliver cargo through a combination of autonomy and a remote worker using teleoperations to assist. We look forward to working with the team at Faction to test our vehicle with its technology platform and to promote urban micro delivery.”

Ain McKendrick, Founder and CEO of Faction Technology, added, “We have been impressed with our SOLO EVs and this partnership will help to further expand the future of urban mobility. The SOLO EV is an excellent candidate for Faction’s mission to right-size urban delivery and transportation, well suited for our unique approach to combine driverless technology with lightweight vehicle systems. We are excited to move toward implementing our driverless and remote vehicle operation technology into several SOLO EVs in the coming months so that we can begin real world testing and data collection.”

About Faction Technology, Inc.

Faction Technology, Inc. is a Silicon Valley startup that develops driverless solutions based on light electric vehicles. Founded in February 2020, Faction is on a mission to revolutionize micro-logistics and vehicle-on-demand. The company believes the future of sustainable transportation is to develop driverless vehicles that are safe, cost-effective, and right-sized to serve a range of use cases for both business and passenger transportation needs. For more information, visit www.faction.us.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system.

It blends a modern look with safety features at an accessible price point of $18,500 for the consumer model and $24,500 for the delivery-oriented SOLO Cargo model, which features an expanded cargo box to accommodate a wide variety of fleet and commercial applications. The SOLO is currently available for order here. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact

MZ Group

(949) 259-4987

SOLO@mzgroup.us

Public Relations Contact

Amy Pandya

R&CPMK

(310) 967-3418

amy.pandya@rogersandcowanpmk.com